UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

359360104

(CUSIP Number)

Thomas Milton Duff

529 Industrial Park Rd.

Columbia, MS 39429

601-424-3210

Copies to:

Ralph S. Janvey, Esq.

Krage & Janvey, L.L.P.

2100 Ross Avenue

Suite 2600

Dallas, TX 75201

(214) 397-1912

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 359360104

(1)	Names of Reporting Persons Thomas Milton Duff

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,050,124

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,050,124

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,124

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.78%*

(14)	Type of Reporting Person (See Instructions) IN

* This percentage was calculated based upon a total of 18,175,818 shares outstanding as of July 11, 2013 according to representations made by the Issuer to us and as confirmed by the Issuer’s transfer agent’s “Audit Report” as of July 11, 2013.

CUSIP No. 359360104

(1)	Names of Reporting Persons The James Ernest Duff Amended and Restated Trust Agreement

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Mississippi

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,050,124

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,050,124

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,124

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.78%*

(14)	Type of Reporting Person (See Instructions) OO

* This percentage was calculated based upon a total of 18,175,818 shares outstanding as of July 11, 2013 according to representations made by the Issuer to us and as confirmed by the Issuer’s transfer agent’s “Audit Report” as of July 11, 2013.

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D (the “Schedule”) relates to shares of common stock, $1.50 par value per share, of Frozen Food Express Industries, Inc., a Texas corporation ( “FFE”).  This Schedule is being filed on behalf of Thomas Milton Duff and The James Ernest Duff Amended and Restated Trust Agreement (together, the “Reporting Persons”) and amends and supplements the Schedule 13D filed by the Reporting Persons on March 4, 2013, as amended March 15, 2013, May 10, 2013, and June 3, 2013.  The address of the principal executive office of the Issuer is 1145 Empire Central Place, Dallas, Texas 75247-4305.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On July 12, 2013, FFE entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Duff Brothers Capital Corporation (“Parent”), a Texas corporation and Duff Brothers Subsidiary, Inc., a Texas corporation and a wholly owned subsidiary of Parent (“Merger Sub”).  Parent and Merger Sub are affiliates of the Reporting Persons.  Parent and Merger Sub were formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement and have not engaged in any activities except in connection with these transactions.

Upon the terms and subject to the conditions of the Merger Agreement, Parent has agreed to commence a cash tender offer to purchase all of the shares of common stock (including FFE restricted shares [the “FFE Restricted Shares”] subject to vesting conditions) not already owned by Parent’s affiliates (i.e., the Reporting Persons), $1.50 par value per share (the “Shares”), of FFE that are issued and outstanding, at a price of $2.10 per Share, net to the sellers in cash (the “Offer Price”), without interest, less any applicable withholding taxes.  Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Sub will merge with and into FFE (the “Merger”), with FFE continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent.  At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any shareholders who properly demand appraisal in connection with the Merger and shares then owned by Parent, Merger Sub, FFE or any of their affiliates) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes.

The obligation of Parent to purchase shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including that there is validly tendered and not validly withdrawn prior to the expiration of the Offer, pursuant to and in accordance with the terms of the Merger Agreement, that number of Shares (including, for this purpose, unvested FFE Restricted Shares) that when added to the Shares then beneficially owned by Parent and its affiliates would represent one Share more than sixty-six and two-thirds percent (66 2/3%) of the total number of then-outstanding Shares, as well as other conditions.

The aggregate amount of cash required by Parent to pay the consideration in connection with the transactions contemplated by the Merger Agreement is expected to be approximately $36 million.  There will be no financing condition to the Offer and the Parent has sufficient cash funds to complete these transactions.

If the transactions contemplated by the Merger Agreement are consummated, the Shares will no longer be traded on the NASDAQ Stock Market and the Shares will cease to be registered under the Exchange Act, and FFE will be privately held by Parent.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated herein by reference as Exhibit No. 99.1.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

On July 12, 2013, Parent, Merger Sub, and FFE entered into the Merger Agreement, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

On July 12, 2013, Thomas M. Duff and James E. Duff entered into an agreement (entitled “Keepwell Agreement”) in favor of FFE agreeing to take no action or omit to take an action that would cause a withdrawal from, stop-payment, or lien upon Parent’s funds for its financial obligations under the Merger Agreement.

On July 12, 2013, executive officers of FFE (Stoney M. Stubbs, Jr.; S. Russell Stubbs; and John T. Hickerson), in their capacities as stockholders, entered into Tender and Voting agreements with Parent and Merger Sub pursuant to which, among other things, those stockholders have agreed to tender their Shares in the planned Offer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No. 99.1

Agreement and Plan of Merger, dated as of July 12, 2013, by and among Parent, Duff Brothers Subsidiary, Inc., and FFE, incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed on July 15, 2013 by FFE

Exhibit No. 99.2

Keepwell Agreement, dated as of July 12, 2013, by and among James E. Duff and Thomas M. Duff in favor of FFE, incorporated herein by reference to Exhibit 2.5 to the Form 8-K filed on July 15, 2013 by FFE

Exhibit No. 99.3	Tender and Voting Agreements, among Parent, Merger Sub, and certain stockholders of FFE, incorporated herein by reference to Exhibits 2.2, 2.3, and 2.4 to the Form 8-K filed on July 15, 2013 by FFE

Exhibit No. 99.4	Joint Filing Agreement, incorporated by reference to Exhibit No. 99.1 to the Schedule 13D filed by the Reporting Persons on March 4, 2013

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: July 15, 2013	BY:	/s/ THOMAS MILTON DUFF
THOMAS MILTON DUFF

THE JAMES ERNEST DUFF AMENDED AND RESTATED TRUST AGREEMENT

	BY:	/s/ JAMES ERNEST DUFF
JAMES ERNEST DUFF, TRUSTEE